October 1, 2007

VIA FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Eduardo Aleman

Re:	Ener1, Inc.
Registration Statement on Form SB-2
Commission File Nos. 333-143492

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that it may be effective at 4:30 pm, Washington, D.C. time, on October 2, 2007, or as soon as possible thereafter.

Ener1, Inc. (the “Company”) acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENER1, INC.

By:	/s/ Ajit Habbu
Name: Ajit Habbu
Title: Chief Financial Officer